

Kevin Strom · 2nd

Director of Customer Experience at Intellivision

San Juan Capistrano, California · 500+ connections ·

Contact info

 **Intellivision Entertai**

 **Northern Illinois Uni**

Experience



Director of Customer Experience
Intellivision Entertainment
Jan 2020 – Present · 9 mos

Social and Family Focused Multi-Player Video Game System!



CEO
WeWorld, Inc.
Jan 2020 – Present · 9 mos
Irvine, California

The WeWorld App allows people to make new friends anywhere in the world!



Founder & CEO
GlobeChat®
Apr 2014 – Present · 6 yrs 6 mos
Newport Beach, CA

GlobeChat is a universal communications platform enabling people to send instantly translated messages to anyone in the world. GlobeChat translates 60 languages and is available in 200+ countries.



GlobeChat



Founder & Managing Partner

Red Sky Media

Jan 2008 – Apr 2014 · 6 yrs 4 mos

Los Angeles, California

Red Sky Media is a Film Production Company headquartered in Los Angeles, California with a focus on feature length film projects. www.RedSkyMedia.com



Red Sky Media



Director of Sales

AT&T

May 1999 – Apr 2014 · 15 yrs

Los Angeles, California

Telecommunications Sales Director for the Government, Education and Medical Markets in Southern California and Hawaii.



AT&T

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Education



Northern Illinois University

BA, Corporate Communications

1990 – 1992

Activities and Societies: Pi Kappa Alpha Fraternity

Volunteer Experience



Speaker

Youth Business Alliance

Aug 2016 – Present · 4 yrs 2 mos

Education

Speaking in a class room setting to educate, inspire and motivate students to get more interested and involved in business and professional careers.

Skills & Endorsements

Start-ups · 99+

 Endorsed by **DR. LISA CHRISTIANSEN and 16 others who are highly skilled at this**

 Endorsed by **3 of Kevin's colleagues at GlobeChat®**

New Business Development · 99+

Andrew Vasylyshyn and 99+ connections have given endorsements for this skill

Strategic Partnerships · 99+

 Endorsed by **Walter Kaminski and 6 others who are highly skilled at this**

 Endorsed by **3 of Kevin's colleagues at GlobeChat®**

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